AMENDMENT

This Amendment (this "Amendment") is made and entered into as of the 27 day of May, 2010 (the "Effective Date") by and between CSC Enid Properties, LLC, an Oklahoma limited liability company ("Seller') and Riverchase Village ADK, LLC, a Georgia limited liability company ("Purchaser").

RECITALS

Purchaser and Seller are parties to that certain Agreement dated as of April 8, 2010 (the "Agreement"); and

Purchaser and Seller desire to amend the Agreement on the terms hereinafter set forth.

In consideration of the Additional Deposit (as hereinafter defined), and the mutual covenants and agreements contained herein, and other good and valuable consideration paid by Purchaser to Seller, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1. Capitalized Terms. Capitalized but undefined terms used in this Amendment shall have the meanings set forth in the Agreement.

2. Additional Deposit. Within three (3) business days of the Effective Date of this Amendment, Purchaser shall tender to Escrow Agent the amount of One Hundred Thousand and 00/100 Dollars ($100,000.00) (the "Additional Deposit"). The Additional Deposit shall be held and disbursed as Earnest Money on the terms set forth in the Agreement.

3. Foreclosure Date. Section 4(f) of the Agreement is hereby amended to delete the date "May 28, 2010" and to substitute in lieu thereof the date "June ~~30~~ 25th, 2010."

4. Additional Costs. Purchaser acknowledges that Seller will incur the following additional costs in connection with the extension of the Foreclosure Sale to June ~~30~~ 25th, 2010:

(a) Foreclosure Costs. Seller will incur the cost of publishing the notice of Foreclosure Sale during the month of June and attorneys' fees of Alabama counsel directly associated therewith. At the closing of the sale to Purchaser, Purchaser shall reimburse Seller or Seller shall receive credit for the actual costs incurred as described in the preceding sentence in an amount not to exceed $ 5,000.00 .

(b) Operational Costs. Seller or its affiliate may be required to fund operational shortfalls at the Facility for the month of June. To the extent Seller or its affiliate funds such operational shortfalls, at the closing of the sale to Purchaser, Purchaser shall reimburse Seller or Seller shall receive credit for the operational shortfalls funded by Seller or its affiliate in an amount not to exceed Twenty-Five Thousand and 00/100 Dollars ($25,000.00). Seller shall provide financial statements in a form reasonably acceptable to Purchaser verifying the amount of the shortfall paid by Seller or its affiliate for the Facility's operation during the month of June.

5.   Ratification. Except to the extent amended hereby, Purchaser and Seller ratify and confirm that all other terms and conditions of the Agreement remain in full force and effect.

6.   Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall be taken to be one and the same Amendment, for the same effect as if all parties hereto had signed the same signature page, and a facsimile copy of an executed counterpart shall constitute the same as delivery of the original of such executed counterpart. Any signature page of this Amendment (whether original or facsimile) may be detached from any counterpart of this Amendment (whether original or facsimile) without impairing the legal effect of any signatures thereof and may be attached to another counterpart of this Amendment (whether original or facsimile) identical in form hereto but having attached to it one or more additional signature pages (whether original or facsimile).

[Signatures on next page]

IN WITNESS WHEREOF, each party has caused this instrument to be executed on the date below.

SELLER:

WITNESSES:

CSC Enid Properties, LLC,
an Oklahoma limited liability company

[signature] Scott R Bailey
[signature] Alyssa Peck

By: [signature]
Its: SVP & CFO of Managing Member

Date of Execution:____________________

PURCHASER:

WITNESSES:

Riverchase Village ADK, LLC,
a Georgia limited liability company

[signature] Gregory P. Yan
[signature] Ellie W. Smith

By: [signature]
Chris Brogdon, Manager

Date of Execution: 5/24/2010